UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 2)

Under the Securities Exchange Act of 1934

MICRONET ENERTEC TECHNOLOGIES, INC.

(Name of Issuer)

Common stock, par value $0.001 per share

(Title of Class of Securities)

595117102

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 595117102

1	NAMES OF REPORTING PERSONS UTA Capital LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 726,746 (2)
	6	SHARED VOTING POWER —
	7	SOLE DISPOSITIVE POWER 726,746 (2)
	8	SHARED DISPOSITIVE POWER —
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 726,746 (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.5% (3)
12	TYPE OF REPORTING PERSON OO (limited liability company)

(1)	This Schedule 13G is being jointly filed by (i) UTA Capital LLC; (ii) the members or beneficial owners of membership interests in UTA Capital LLC, which include (a) YZT Management LLC, a New Jersey limited liability company and the managing member of UTA Capital LLC, and (b) Alleghany Capital Corporation, a Delaware corporation and a member of UTA Capital LLC; (iii) Alleghany Corporation, a publicly-traded Delaware corporation of which Alleghany Capital Corporation is a wholly-owned subsidiary; and (iv) Udi Toledano, the managing member of YZT Management LLC.
(2)	Represents (i) 476,113 shares of Common Stock issued upon exercise of a warrant issued to UTA Capital LLC pursuant to that certain Amended and Restated Note and Warrant Purchase Agreement by and between the Issuer and UTA Capital LLC dated September 7, 2012 (the “First Warrant”) and (ii) 250,633 net shares of Common Stock issued upon cashless exercise of a second warrant issued to UTA Capital LLC (the “Second Warrant”). The First Warrant and the Second Warrant were exercised on March 8, 2013. All share amounts reflect subsequent 1:2 reverse stock split by the Issuer.
(3)	Calculated based on (i) 5,831,246 shares of Common Stock outstanding on November 14, 2013, as reported in the most recent Form 10-Q of the Issuer for the period ending September 30, 2013; and (ii) (A) 476,113 shares of Common Stock issued upon exercise of the First Warrant and (B) 250,633 net shares of Common Stock issued upon cashless exercise of the Second Warrant.

CUSIP No. 595117102

1	NAMES OF REPORTING PERSONS YZT Management LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 726,746 (2)
	7	SOLE DISPOSITIVE POWER —
	8	SHARED DISPOSITIVE POWER 726,746 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 726,746 (3)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.5% (3)
12	TYPE OF REPORTING PERSON OO (limited liability company)

(1)	This Schedule 13G is being jointly filed by (i) UTA Capital LLC; (ii) the members or beneficial owners of membership interests in UTA Capital LLC, which include (a) YZT Management LLC, a New Jersey limited liability company and the managing member of UTA Capital LLC, and (b) Alleghany Capital Corporation, a Delaware corporation and a member of UTA Capital LLC; (iii) Alleghany Corporation, a publicly-traded Delaware corporation of which Alleghany Capital Corporation is a wholly-owned subsidiary; and (iv) Udi Toledano, the managing member of YZT Management LLC.
(2)	Represents (i) 476,113 shares of Common Stock issued upon exercise of a warrant issued to UTA Capital LLC pursuant to that certain Amended and Restated Note and Warrant Purchase Agreement by and between the Issuer and UTA Capital LLC dated September 7, 2012 (the “First Warrant”) and (ii) 250,633 net shares of Common Stock issued upon cashless exercise of a second warrant issued to UTA Capital LLC (the “Second Warrant”). The First Warrant and the Second Warrant were exercised on March 8, 2013. All share amounts reflect subsequent 1:2 reverse stock split by the Issuer.
(3)	Calculated based on (i) 5,831,246 shares of Common Stock outstanding on November 14, 2013, as reported in the most recent Form 10-Q of the Issuer for the period ending September 30, 2013; and (ii) (A) 476,113 shares of Common Stock issued upon exercise of the First Warrant and (B) 250,633 net shares of Common Stock issued upon cashless exercise of the Second Warrant.

CUSIP No. 595117102

1	NAMES OF REPORTING PERSONS Alleghany Capital Corporation (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER —
	6	SHARED VOTING POWER 726,746 (2)
	7	SOLE DISPOSITIVE POWER —
	8	SHARED DISPOSITIVE POWER 726,746 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 726,746 (3)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.5% (3)
12	TYPE OF REPORTING PERSON CO

(1)	This Schedule 13G is being jointly filed by (i) UTA Capital LLC; (ii) the members or beneficial owners of membership interests in UTA Capital LLC, which include (a) YZT Management LLC, a New Jersey limited liability company and the managing member of UTA Capital LLC, and (b) Alleghany Capital Corporation, a Delaware corporation and a member of UTA Capital LLC; (iii) Alleghany Corporation, a publicly-traded Delaware corporation of which Alleghany Capital Corporation is a wholly-owned subsidiary; and (iv) Udi Toledano, the managing member of YZT Management LLC.
(2)	Represents (i) 476,113 shares of Common Stock issued upon exercise of a warrant issued to UTA Capital LLC pursuant to that certain Amended and Restated Note and Warrant Purchase Agreement by and between the Issuer and UTA Capital LLC dated September 7, 2012 (the “First Warrant”) and (ii) 250,633 net shares of Common Stock issued upon cashless exercise of a second warrant issued to UTA Capital LLC (the “Second Warrant”). The First Warrant and the Second Warrant were exercised on March 8, 2013. All share amounts reflect subsequent 1:2 reverse stock split by the Issuer.
(3)	Calculated based on (i) 5,831,246 shares of Common Stock outstanding on November 14, 2013, as reported in the most recent Form 10-Q of the Issuer for the period ending September 30, 2013; and (ii) (A) 476,113 shares of Common Stock issued upon exercise of the First Warrant and (B) 250,633 net shares of Common Stock issued upon cashless exercise of the Second Warrant.

CUSIP No. 595117102

1	NAMES OF REPORTING PERSONS Alleghany Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER —
	6	SHARED VOTING POWER 726,746 (2)
	7	SOLE DISPOSITIVE POWER —
	8	SHARED DISPOSITIVE POWER 726,746 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 726,746 (3)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.5% (3)
12	TYPE OF REPORTING PERSON CO

(1)	This Schedule 13G is being jointly filed by (i) UTA Capital LLC; (ii) the members or beneficial owners of membership interests in UTA Capital LLC, which include (a) YZT Management LLC, a New Jersey limited liability company and the managing member of UTA Capital LLC, and (b) Alleghany Capital Corporation, a Delaware corporation and a member of UTA Capital LLC; (iii) Alleghany Corporation, a publicly-traded Delaware corporation of which Alleghany Capital Corporation is a wholly-owned subsidiary; and (iv) Udi Toledano, the managing member of YZT Management LLC.
(2)	Represents (i) 476,113 shares of Common Stock issued upon exercise of a warrant issued to UTA Capital LLC pursuant to that certain Amended and Restated Note and Warrant Purchase Agreement by and between the Issuer and UTA Capital LLC dated September 7, 2012 (the “First Warrant”) and (ii) 250,633 net shares of Common Stock issued upon cashless exercise of a second warrant issued to UTA Capital LLC (the “Second Warrant”). The First Warrant and the Second Warrant were exercised on March 8, 2013. All share amounts reflect subsequent 1:2 reverse stock split by the Issuer.
(3)	Calculated based on (i) 5,831,246 shares of Common Stock outstanding on November 14, 2013, as reported in the most recent Form 10-Q of the Issuer for the period ending September 30, 2013; and (ii) (A) 476,113 shares of Common Stock issued upon exercise of the First Warrant and (B) 250,633 net shares of Common Stock issued upon cashless exercise of the Second Warrant.

CUSIP No. 595117102

1	NAMES OF REPORTING PERSONS Udi Toledano
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER —
	6	SHARED VOTING POWER 726,746 (2)
	7	SOLE DISPOSITIVE POWER —
	8	SHARED DISPOSITIVE POWER 726,746 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 726,746 (3)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.5% (3)
12	TYPE OF REPORTING PERSON IN

(1)	This Schedule 13G is being jointly filed by (i) UTA Capital LLC; (ii) the members or beneficial owners of membership interests in UTA Capital LLC, which include (a) YZT Management LLC, a New Jersey limited liability company and the managing member of UTA Capital LLC, and (b) Alleghany Capital Corporation, a Delaware corporation and a member of UTA Capital LLC; (iii) Alleghany Corporation, a publicly-traded Delaware corporation of which Alleghany Capital Corporation is a wholly-owned subsidiary; and (iv) Udi Toledano, the managing member of YZT Management LLC.
(2)	Represents (i) 476,113 shares of Common Stock issued upon exercise of a warrant issued to UTA Capital LLC pursuant to that certain Amended and Restated Note and Warrant Purchase Agreement by and between the Issuer and UTA Capital LLC dated September 7, 2012 (the “First Warrant”) and (ii) 250,633 net shares of Common Stock issued upon cashless exercise of a second warrant issued to UTA Capital LLC (the “Second Warrant”). The First Warrant and the Second Warrant were exercised on March 8, 2013. All share amounts reflect subsequent 1:2 reverse stock split by the Issuer.
(3)	Calculated based on (i) 5,831,246 shares of Common Stock outstanding on November 14, 2013, as reported in the most recent Form 10-Q of the Issuer for the period ending September 30, 2013; and (ii) (A) 476,113 shares of Common Stock issued upon exercise of the First Warrant and (B) 250,633 net shares of Common Stock issued upon cashless exercise of the Second Warrant.

Item 1(a). Name of Issuer:

Micronet Enertec Technologies, Inc., a Delaware corporation (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

70 Kinderkamack Road, Emerson, New Jersey 07630

Item 2(a). Name of Persons Filing:

UTA Capital LLC

YZT Management LLC

Alleghany Capital Corporation

Alleghany Corporation

Udi Toledano

Item 2(b). Address of Principal Business Office or, if None, Residence:

The principal office of each of UTA Capital LLC, YZT Management LLC and Udi Toledano is located at 51 Duffield Drive, South Orange, NJ 07079

The principal office of each of Alleghany Capital Corporation and Alleghany Corporation is located at 7 Times Square Tower, New York, New York 10036

Item 2(c). Citizenship:

UTA Capital LLC is a Delaware limited liability company

YZT Management LLC is a New Jersey limited liability company

Alleghany Capital Corporation is a Delaware corporation

Alleghany Corporation is a Delaware corporation

Udi Toledano is a citizen of the United States of America

Item 2(d). Title of Class of Securities:

Common Stock, par value $0.001 per share

Item 2(e). CUSIP Number:

595117102

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4. Ownership.

(a) Amount beneficially owned:

726,746 shares of the Issuer’s common stock

(b) Percent of class: Approximately 12.5%

(c) Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote:

(ii)	Shared power to vote or direct the vote: 726,746

(iii)	Sole power to dispose or direct the disposition of:

(iv)	Shared power to dispose or direct the disposition of: 726,746

This Schedule 13G is being jointly filed by (i) UTA Capital LLC; (ii) the members or beneficial owners of membership interests in UTA Capital LLC, which include (a) YZT Management LLC, a New Jersey limited liability company and the managing member of UTA Capital LLC, and (b) Alleghany Capital Corporation, a Delaware corporation and a member of UTA Capital LLC; (iii) Alleghany Corporation, a publicly-traded Delaware corporation of which Alleghany Capital Corporation is a wholly-owned subsidiary; and (iv) Udi Toledano, the managing member of YZT Management LLC.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8. Identification and Classification of Members of the Group.

Not Applicable

Item 9. Notice of Dissolution of Group:

Not Applicable

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

UTA Capital LLC

	By:		YZT Management LLC,
its managing member

Date: February 14, 2014		By:	/s/ Udi Toledano
Udi Toledano its managing member

YZT Management LLC

	By:		/s/ Udi Toledano
Udi Toledano its managing member

Alleghany Capital Corporation

	By:		/s/ Peter R. Sismondo
Peter R. Sismondo Vice President and Treasurer

Alleghany Corporation

	By:		/s/ Peter R. Sismondo
Peter R. Sismondo Vice President

/s/ Udi Toledano
Udi Toledano

Exhibit Index

Exhibit 1 Joint Filing Agreement dated as of February 14, 2014.